UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

SunCom Wireless Holdings, Inc.

(Name of Issuer)

Class A common stock,

par value $.01 per share

(Title of Class of Securities)

86722Q207

(CUSIP Number)

Kevin Copp

Deutsche Telekom AG

Friedrich-Ebert-Allee 140

53113 Bonn, Germany

+49-228-181-0

With a copy to:

Robert P. Davis, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 86722Q207	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deutsche Telekom AG N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,023,049 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,023,049 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,023,049 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.7% (See Item 5)
14	TYPE OF REPORTING PERSON CO

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CUSIP No. 86722Q207	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T-Mobile International AG N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,023,049 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,023,049 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,023,049 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.7% (See Item 5)
14	TYPE OF REPORTING PERSON CO

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CUSIP No. 86722Q207	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T-Mobile Global Holding GmbH N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,023,049 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,023,049 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,023,049 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.7% (See Item 5)
14	TYPE OF REPORTING PERSON CO

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CUSIP No. 86722Q207	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T-Mobile USA, Inc. 91-1983600
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,023,049 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,023,049 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,023,049 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.7% (See Item 5)
14	TYPE OF REPORTING PERSON CO

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Item 1.	Security and Issuer

This statement relates to shares of Class A common stock (the “Shares”) of SunCom Wireless Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1100 Cassatt Road, Berwyn, Pennsylvania 19312.

Item 2.	Identity and Background

This statement is being filed jointly by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“DTAG”), T-Mobile International AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“TM Int”), T-Mobile Global Holding GmbH, a corporation with limited liability (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany (“TM Global”), and T-Mobile USA, Inc., a Delaware corporation (“TMUS” and, together with DTAG, TM Int and TM Global, the “Reporting Persons”). TMUS is a wholly owned subsidiary of TM Global. TM Global is a wholly owned subsidiary of TM Int, which is a wholly owned subsidiary of DTAG. The principal business address of each of DTAG and TM Global is Friedrich-Ebert-Allee 140, Bonn, Germany 53113; the principal business address of TM Int is Landgrabenweg 151, Bonn, Germany 53227; and the principal business address of TMUS is 12920 SE 38th Street, Bellevue, WA 98006. The Reporting Persons are principally engaged in the telecommunications business.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of each of DTAG and TM Int are set forth on Schedules A-1 and A-2 hereto, respectively, and are incorporated herein by reference. Each executive officer and director of each of DTAG and TM Int listed on Schedules A-1 and A-2 hereto is a member of the Management Board or Supervisory Board of DTAG or TM Int. The name, business address, citizenship and present principal occupation or employment of each director and executive officer of each of TM Global and TMUS are set forth on Schedules A-3 and A-4 hereto, respectively, and are incorporated herein by reference. During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on Schedules A-1 through A-4 hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

According to information supplied to DTAG by the Federal Republic of Germany, as of December 31, 2006, the Federal Republic of Germany’s direct ownership interest in DTAG was 14.8%, and KfW, a development bank that is 80% owned by the Federal Republic of Germany and 20% owned by the German federal states, owned 16.9% of DTAG’s Shares.

The Reporting Persons have entered into a Joint Filing Agreement, dated September 26, 2007, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 3.	Source and Amounts of Funds or Other Consideration

Pursuant to, and subject to the terms and conditions contained in, the Voting Agreement described in Item 4 of this statement, the Reporting Persons may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of the execution of the Voting Agreement by TMUS, Merger Sub (as defined below) and certain stockholders of the Issuer. The Reporting Persons

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have not paid any consideration to such stockholders in connection with the execution and delivery of the Voting Agreement described in Item 4 of this statement.

Item 4.	Purpose of Transaction

On September 16, 2007, TMUS, Tango Merger Sub, Inc., a newly formed Delaware corporation and wholly owned subsidiary of TMUS (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which TMUS would acquire all of the outstanding equity interests of the Issuer. Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of TMUS (the “Surviving Corporation”). At the effective time of the Merger, Shares owned by TMUS or Merger Sub and Shares held by the Issuer (as treasury stock or otherwise) will be canceled. All other outstanding Shares, other than Shares owned by any stockholder who is entitled to and who properly exercises appraisal rights under Delaware law, will be canceled and each converted into the right to receive $27.00 in cash, without interest, less any applicable withholding taxes. Restricted Shares, granted subject to vesting or other lapse restrictions, will vest and become free of such restrictions immediately prior to the effective time of the Merger and will be canceled and converted into the right to receive $27.00 in cash, without interest, less any applicable withholding taxes, subject to certain limitations with respect to restricted Shares granted after the date of the Merger Agreement. Consummation of the Merger is not subject to a financing condition, but it is subject to certain customary conditions, including adoption of the Merger Agreement by the Issuer’s stockholders, authorization by the Federal Communications Commission, the expiration or termination of any applicable review period by the Committee on Foreign Investment in the United States under the Exon-Florio Act if the parties file a voluntary notification, and the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The description of the Merger Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2 hereto and incorporated herein by reference.

In connection with the Merger Agreement, certain stockholders of the Issuer (the “Stockholders”) entered into a Stockholder Voting Agreement (the “Voting Agreement”) with TMUS and Merger Sub. Pursuant to the Voting Agreement and as more fully described therein, each Stockholder, among other things, (i) agreed to vote all its Shares (the “Subject Shares”) (a) in favor of the Merger, including the adoption of the Merger Agreement, and all actions and transactions contemplated thereby or in furtherance thereof and (b) against any and all alternative proposals; (ii) agreed it shall not, and shall cause its representatives not to, directly or indirectly solicit, initiate, or knowingly encourage or facilitate any alternative proposals; and (iii) agreed to certain transfer restrictions with respect to its Shares. If either the Issuer or TMUS terminates the Merger Agreement before the Merger is completed under certain specified circumstances, the Voting Agreement will remain in effect for seven months and fifteen days following the termination of the Merger Agreement; in certain other circumstances, the Voting Agreement will terminate upon the termination of the Merger Agreement. The description of the Voting Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached as Exhibit 3 hereto and incorporated herein by reference.

From and after the completion of the Merger, the directors and officers of the Surviving Corporation shall be appointed by one or more of the Reporting Persons. In addition, upon completion of the Merger the certificate of incorporation and by-laws of the Surviving Corporation will be amended and restated to become the certificate of incorporation and by-laws of Merger Sub (except with respect to the name of the Surviving Corporation, which shall be “SunCom Wireless Holdings, Inc.”).

Upon the consummation of the Merger, the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, and TMUS will cause them to be

8

deregistered. In addition, TMUS will cause the Shares to be delisted from the New York Stock Exchange.

Other than as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           As a result of the execution of the Voting Agreement, as of September 16, 2007, each of the Reporting Persons may be deemed to have acquired beneficial ownership of 30,023,049 Shares, which are either owned directly by the Stockholders or over which the Stockholders have the power to vote or dispose. Such Shares represent approximately 50.7% of the outstanding Shares as of September 16, 2007 based upon 59,227,828 Shares outstanding as of such date.

Other than the Subject Shares, none of the Reporting Persons beneficially own any Shares, and, to the knowledge of the Reporting Persons, none of the persons listed on Schedules A-1 through A-4 hereto beneficially own any Shares.

The Reporting Persons hereby disclaim that they constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Stockholders and hereby disclaim beneficial ownership of any Shares beneficially owned by the Stockholders or any of their affiliates including, without limitation, the Subject Shares.

See the description set forth in Item 4 of this statement, which is incorporated herein by reference.

(b)           The Reporting Persons may be deemed to share with the Stockholders the power to vote, or to direct the vote of, the Subject Shares solely with respect to those matters described in Item 4 of this statement and in the Voting Agreement.

The Reporting Persons may also be deemed to share with the Stockholders the power to dispose, or direct the disposition, of the Subject Shares solely to the extent the Voting Agreement restricts the ability of the Stockholders to transfer the Subject Shares, as more fully described in Item 4 of this statement and in the Voting Agreement.

The Reporting Persons hereby disclaim that they constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Stockholders and hereby disclaim beneficial ownership of any Shares beneficially owned by the Stockholders or any of their affiliates including, without limitation, the Subject Shares.

(c)           To the knowledge of the Reporting Persons, neither the Reporting Persons nor any person set forth on Schedules A-1 through A-4 hereto has effected any transactions in the Shares during the past 60 days.

(d)           To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person set forth on Schedules A-1 through A-4 hereto, has any contracts, arrangements, understandings or

9

relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries other than the Joint Filing Agreement, the Merger Agreement and the Voting Agreement.

The description of the Merger Agreement and the Voting Agreement in Item 4 of this statement is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated as of September 26, 2007, by and among TMUS, TM Global, TM Int and DTAG.

Exhibit 2: Agreement and Plan of Merger, dated as of September 16, 2007, by and among TMUS, Merger Sub and the Issuer (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on September 19, 2007).

Exhibit 3: Stockholder Voting Agreement, dated as of September 16, 2007, by and among TMUS, Merger Sub, Highland Crusader Offshore Partners, L.P., Highland Credit Strategies Fund, Highland Capital Management Services, Inc., Highland CDO Opportunity Master Fund, L.P., Highland Credit Opportunities CDO, L.P., Highland Credit Opportunities CDO, Ltd., Highland Credit Strategies Master Fund, L.P., Highland Special Opportunities Holding Company, Restoration Opportunities Fund and Pardus Special Opportunities Master Fund (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on September 19, 2007).

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2007

DEUTSCHE TELEKOM AG

By:  /s/ Guido Kerkhoff

Name: Guido Kerkhoff

Title: Senior Executive Vice President and Chief Accounting Officer

By:  /s/ Kevin Copp

Name: Kevin Copp

Title: Senior Executive Vice President, Mergers and Acquisitions

T-MOBILE INTERNATIONAL AG

By:  /s/ Katharina Hollender

Name: Katharina Hollender

Title: Chief Financial Officer

By:   /s/ Lothar Harings

Name: Lothar Harings

Title: Chief Human Resources Officer

T-MOBILE GLOBAL HOLDING GMBH

By:  /s/ Uli Kuhbacher

Name: Uli Kuhbacher

Title: Managing Director

By:   /s/ Wolfgang Kniese

Name: Wolfgang Kniese

Title: Managing Director

T-MOBILE USA, INC.

By:  /s/ David A. Miller

Name: David A. Miller

Title: Senior Vice President and General Counsel

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SCHEDULE A-1

Executive Officers and Directors of DTAG

The following sets forth the name, business address and present principal occupation of each executive officer and director of DTAG. Unless otherwise specified, each of the persons listed below is a citizen of the Federal Republic of Germany.

I. Management Board

Name	Business Address	Present Principal Occupation
René Obermann	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chief Executive Officer, DTAG
Dr. Karl-Gerhard Eick	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chief Financial Officer, DTAG
Hamid Akhavan*	Landgrabenweg 151 Bonn, Germany 53227	Chief Executive Officer, TM Int
Thomas Sattelberger	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Executive Officer, DTAG
Timotheus Höttges	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Executive Officer, DTAG

II. Supervisory Board

Name	Business Address	Present Principal Occupation
Monika Brandl	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Central Works Council, DTAG
Josef Falbisoner	Schwanthalerstr. 64 München, Germany 80336	Chairman of the Bavarian District of the Union ver.di
Dr. Hubertus von Grünberg	Vahrenwalder Str. 9 Hannover, Germany 30165	Member of the Supervisory Board, Continental AG
Lawrence H. Guffey*	40 Berkeley Square London, Great Britain W1J 5AL	Senior Managing Director, Blackstone Group International
Ulrich Hocker	Hamborner Str. 53 Düsseldorf, Germany 40472	Chief Executive Officer, Deutsche Schutzvereinigung für Wertpapierbesitz e.V. (DSW)

Lothar Holzwarth	Nauheimer Str. 98 Stuttgart, Germany 70372	Chairman of the Central Works Council, T-Systems Business Services
Sylvia Kühnast	Landgrabenweg 151 Bonn, Germany 53227	Consultant to the Works Council, T-Mobile Deutschland GmbH
Waltraud Litzenberger	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Vice Chairperson Group Workers’ Council, DTAG
Michael Löffler	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Member of the Supervisory Board, DTAG
Ingrid Matthäus-Maier	Palmengartenstr. 5-9 Frankfurt, Germany 60325	Speaker of the Board of Management, KfW-Bankengruppe
Dr. Thomas Mirow	Wilhelmstr. 97 Berlin, Germany 10117	State Secretary, Federal Ministry of Finance
Prof. Dr. Wolfgang Reitzle	Leopoldstrasse 252 Munich, Germany 80807	Chief Executive Officer, Linde AG
Prof. Dr. Wulf von Schimmelmann	Am Rabenstein 3 Bad Homburg, Germany 61350	Management Consultant
Dr. Klaus G. Schlede	Von-Gablenz-Str. 2-6 Köln, Germany 50679	Member of the Supervisory Board, Deutsche Lufthansa AG
Wolfgang Schmitt	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Member of the Supervisory Board, DTAG
Lothar Schröder	Paula-Thiede-Ufer 10 Berlin, Germany 10179	Union Secretary, ver.di
Michael Sommer	Henriette-Herz-Platz 2 Berlin, Germany 10178	Chairman, Deutscher Gewerkschaftsbund
Bernhard Walter	Gallusanlage 8 Frankfurt, Germany 60329	Member of the Supervisory Board, DTAG (former Speaker of the Board of Management, Dresdner Bank AG)
Wilhelm Wegner	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Group Works Council, DTAG
Dr. Klaus Zumwinkel	Charles de Gaulle Str. 20 Bonn, Germany 53113	Chief Executive Officer, Deutsche Post AG

* Citizen of the United States.

SCHEDULE A-2

Executive Officers and Directors of TM Int

The following sets forth the name, business address and present principal occupation of each executive officer and director of TM Int. Unless otherwise specified, each of the persons listed below is a citizen of the Federal Republic of Germany.

I. Management Board

Name	Business Address	Present Principal Occupation
Hamid Akhavan*	Landgrabenweg 151 Bonn, Germany 53227	Chief Executive Officer, TM Int
Katharina Hollender	Landgrabenweg 151 Bonn, Germany 53227	Chief Financial Officer, TM Int
Lothar Alexander Harings	Landgrabenweg 151 Bonn, Germany 53227	Executive Officer Human Resources, TM Int
Michael Günther	Landgrabenweg 151 Bonn, Germany 53227	Senior Executive Vice President, Central European Subsidiaries, DTAG

II. Supervisory Board

Name	Business Address	Present Principal Occupation
René Obermann	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chief Executive Officer, DTAG
Dr. Karl Gerhard Eick	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chief Financial Officer, DTAG
Thomas Sattelberger	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Executive Officer, DTAG
Guido Kerkhoff	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Senior Executive Vice President, Chief Accounting Officer and Group Controller, DTAG
Francis Deprez**	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Head of Group Strategy and Group Policy Department, DTAG
Henry Cordes	Wilhelmstr. 97 Berlin, Germany 10117	Head of Department, Federal Ministry of Finance
Ado Wilhelm	Paula-Thiede-Ufer 10 Berlin, Germany 10179	Union Secretary, ver.di

Igor Pissarewsky	Barthelstr. 75 Cologne, Germany 50825	Technical Specialist Telecommunications, T-Mobile Deutschland GmbH
Stefan Heinze	Landgrabenweg 151 Bonn, Germany 53227	Employee, TM Int
Claudia Kral-Bast***	Alfred-Dallinger-Platz l Wien, Austria 1030	Division Manager, Union of Private Employees, Printing, Journalism and Paper
Anke Liebich	Rosa-Luxemburg-Str. 16 Leipzig 04103	Employee, T-Mobile Deutschland GmbH
Erwin Recktenwald	Landgrabenweg 151 Bonn, Germany 53227	Leadpartner Security T-Mobile, T-Mobile Deutschland GmbH

* Citizen of the United States.

** Citizen of Belgium.

*** Citizen of Austria.

SCHEDULE A-3

Executive Officers and Directors of TM Global

The following sets forth the name, business address and present principal occupation of each executive officer and director of TM Global. Unless otherwise specified, each of the persons listed below is a citizen of the Federal Republic of Germany.

Name	Business Address	Present Principal Occupation
Frank Stoffer	Landgrabenweg 151 Bonn, Germany 53227	Executive Vice President, TM Int
Dr. Uli Kühbacher	Thomas-Mann Str. 2-4 Bonn, Germany 53111	Executive Vice President, Group Legal Affairs, DTAG
Wolfgang Kniese	Landgrabenweg 151 Bonn, Germany 53227	Employee, TM Int

SCHEDULE A-4

Executive Officers and Directors of TMUS

The following sets forth the name, business address and present principal occupation of each executive officer and director of TMUS. Unless otherwise specified, each of the persons listed below is principally employed by TMUS and is a citizen of the United States.

Name	Business Address	Present Principal Occupation
Robert P. Dotson†	12920 SE 38th Street Bellevue, WA 98006	President and Chief Executive Officer
Brian Kirkpatrick	12920 SE 38th Street Bellevue, WA 98006	Executive Vice President and Chief Financial Officer
David A. Miller	12920 SE 38th Street Bellevue, WA 98006	Senior Vice President, General Counsel and Secretary
Susan Nokes	12920 SE 38th Street Bellevue, WA 98006	Senior Vice President, Sales and Customer Service
Cole Brodman	12920 SE 38th Street Bellevue, WA 98006	Senior Vice President and Chief Development Officer
Neville Ray*	12920 SE 38th Street Bellevue, WA 98006	Senior Vice President, Engineering and Operations
Robert Strickland	12920 SE 38th Street Bellevue, WA 98006	Senior Vice President and Chief Information Officer
Manuel Sousa	12920 SE 38th Street Bellevue, WA 98006	Senior Vice President, Human Resources and Chief People Officer
Bonita Inza	12920 SE 38th Street Bellevue, WA 98006	Vice President, Retail Sales & Operations
René Obermann†**	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chief Executive Officer, DTAG
Hamid Akhavan†	Landgrabenweg 151 Bonn, Germany 53227	Chief Executive Officer, TM Int
Guido Kerkhoff†**	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Senior Executive Vice President, Chief Accounting Officer and Group Controller, DTAG

† Indicates the individual is a director of TMUS.

* Citizen of the United Kingdom.

** Citizen of the Federal Republic of Germany.